Side Letter to the Transaction Agreement

This Deed (the "Deed") is made on 28 October 2026.

Between:

(1) **CANADA PENSION PLAN INVESTMENT BOARD**, whose address is 141 Bay Street, Suite 3100, Toronto, ON, M5J 0G3, Canada ("**CPPIB**");

(2) **MR. SUMANT SINHA**, whose address is 1017 B, Aralias, DLF Golf Course Road, Gurgaon -122009 ("**Founder**"); and

(3) **RENEW ENERGY GLOBAL PLC**, a public limited company incorporated in England with registered number 13220321, whose registered office is at C/O Vistra (Uk) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB (the "**Company**"),

(each a "**Party**" and together the "**Parties**").

Whereas:

(A) The Parties are party to a transaction agreement dated 11 August 2026 (the "**Transaction Agreement**").

(B) The Parties wish to amend the Transaction Agreement on the terms set out in this Deed.

(C) The Parties intend this Deed to take effect as a deed.

It is agreed:

1. Interpretation

1.1 Unless otherwise defined in this Deed or the context otherwise requires, capitalised terms used in this Deed shall have the meanings given to them in the Transaction Agreement.

1.2 The principles of interpretation set out in clauses 1.2 to 1.4 of the Transaction Agreement shall apply *mutatis mutandis* to this Deed.

2. Amendment to the Transaction Agreement

2.1 With effect from the date of this Deed, paragraph 4.2(h) of Part 1 of Schedule 3 (*Company Equity Plans and Employee Matters*) to the Transaction Agreement shall be deleted in its entirety and replaced with the following:

"(h) if any Participant who has been granted a replacement award under the New Incentive Plan pursuant to sub-paragraphs (d), (e), or (f) ceases to be employed by the Company or any of its Subsidiaries for any reason other than cessation for cause (which, for this purpose, shall mean fraud or gross misconduct) within 12 months of the Effective Date, at the Participant's election, the portion of such replacement award that would have vested on or before the date of cessation of employment on its original vesting terms (which, for the avoidance of doubt, shall not include any acceleration in connection with the Transaction) (the "**Vested Replacement Portion**"):

(I) shall be retained and remain exercisable until December 31, 2035; or

(II) shall be settled for cash and the relevant Participant shall receive a cash payment equal to (i) the number of shares underlying the Vested Replacement Portion, multiplied by (ii) the Consideration, minus (iii) the aggregate exercise price attributable to such shares, payable through payroll (and subject to any deductions or withholdings required by law) as soon as practicable following the date of cessation of employment;

and in either case the remaining portion of such replacement award shall lapse and terminate immediately upon the effective date of the Participant's cessation of employment;".

3. Continuing Effect

3.1 Save as expressly amended by this Deed, the Transaction Agreement shall continue in full force and effect.

3.2 The amendment pursuant to this Deed shall not affect a Party's accrued rights and obligations pursuant to the Transaction Agreement at the date of this Deed.

3.3 In the event of any conflict or inconsistency between the terms of this Deed and the terms of the Transaction Agreement, the terms of this Deed shall prevail.

4. Miscellaneous

4.1 The provisions of clauses 18 (*Further Assurances*), 19.1 (*Fees, Costs and Taxes*), 23 (*Invalidity*), 24 (*Assignment*), 26 (*Notices*) and 27 (*Rights of Third Parties*) of the Transaction Agreement shall apply *mutatis mutandis* to this Deed.

4.2 This Deed, the Transaction Agreement and the Confidentiality Agreement set out the entire agreement between the Parties relating to the subject matter hereof and thereof and, save to the extent expressly set out in this Deed, the Transaction Agreement or the Confidentiality Agreement, supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, between the Parties in relation to the subject matter hereof and thereof.

5. Counterparts

5.1 This Deed may be executed in any number of counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including DocuSign and AdobeSign). Each counterpart shall constitute an original of this Deed but all the counterparts together shall constitute but one and the same instrument. The delivery of a counterpart by email shall be an effective mode of delivery.

6. Governing Law and Jurisdiction

6.1 This Deed and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

6.2 The Parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

6.3 Each of the Parties agrees that a judgment against it in the courts of England and Wales may be enforced against it in any other jurisdiction in accordance with the laws of that jurisdiction.

6.4 For the purposes of this Deed, "**Dispute**" means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Deed, including a dispute regarding the existence, formation, validity, interpretation, performance, breach or termination of this Deed and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Deed.

6.5 Clause 30 (*Process Agent*) of the Transaction Agreement shall apply *mutatis mutandis* to this Deed.

[*Signature pages follow*]

This Deed has been delivered on the date first set out above.

EXECUTED as a DEED by
for and on behalf of

CANADA PENSION PLAN INVESTMENT BOARD

By an authorised signatory

/s/ Bill Rogers

Signature

Bill Rogers

Name of signatory (print)

Authorised Signatory

Title of signatory (print)

/s/ Bianca Ziccarelli

Signature

Bianca Ziccarelli

Name of signatory (print)

Authorised Signatory

Title of signatory (print)

[*Signature page to Side Letter to Transaction Agreement*]

EXECUTED as a DEED by

MR. SUMANT SINHA

/s/ Sumant Sinha

Signature

in the presence of:

/s/ Dinesh Kumar

Signature of witness

Dinesh Kumar

Name of witness (print)

205, Gulmohar Enclave, New Delhi

Address of witness

Senior Executive Secretary

Occupation of witness

[*Signature page to Side Letter to Transaction Agreement*]

EXECUTED as a DEED by

RENEW ENERGY GLOBAL PLC

By two authorised signatories

/s/ Manoj Singh

Signature

Manoj Singh

Name of signatory (print)

DIRECTOR

Title of signatory (print)

/s/ Samir Rai

Signature

Samir Rai

Name of signatory (print)

COMPANY SECRETARY

Title of signatory (print)

[*Signature page to Side Letter to Transaction Agreement*]